Paula Yong Potter Work History

Paula Potter is currently an Assistant Vice President of Branch Operations at First Citizens Bank headquartered in Raleigh, North Carolina. After working in the banking industry for 33 years, she understands the importance of exceptional customer service and being flexible in an ever-changing industry.

In banking, Paula has worked in many positions ranging from a teller, a top sales associate to managing a Help Desk and an Electronic Banking department. In her current position, Paula specializes in auditing branch documentation and reviewing branch operations for accuracy.

When she is not at work, Paula enjoys spending time with family and friends, serving in her church, and watching movies. She currently resides with her husband and her fourteen-year old son in Elgin, South Carolina. She also has a twenty-two year old daughter who is a senior at the United States Military Academy at West Point.

Paula also joined the Board of Directors for Savannah Sauce Company in 2020.